Mail Stop 4561

December 4, 2008

Via U.S. Mail and Facsimile 301.986.5554

Mr. Barry H. Bass
Executive Vice President and Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue
11th Floor
Bethesda, MD 20814

> **Re:** **First Potomac Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for period ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-31824**

Dear Mr. Bass:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 2. Properties, page 22

1.   Please revise to disclose the following information:
- Average occupancy rates for each of the last five years;
- The average effective annual rental per square foot for each of the last five years; and
- A schedule of lease expirations for each of the next ten years.

Please provide these disclosures in future filings and tell us how you plan to comply.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 26

2.   Please tell us the extent to which you are funding distribution payments from sources other than operating cash flows and identify those sources.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 50

3.   In future filings, please revise your presentation to prominently note that funds from operations is a non-GAAP measure.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(i) Intangible Assets, page 68

4.   Please tell us how you have considered expected renewal periods of below-market leases in determining the value of the in-place lease intangible liabilities for acquired properties.

(7) Debt

(a) Mortgage Debt, page 76

5.   We note that for specified outstanding fixed rate debt you have elected to present the maturity date based on the anticipated repayment date of these loans. Please

tell us whether the interest rate will be reset to a stated rate or a rate that approximates a current market rate for the remaining term. Please cite accounting literature relied upon.

Form 10-Q as of and for the period ended September 30, 2008 filed November 10, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Property Net Operating Income

Comparison of the Three and Nine Months Ended September 30, 2008 to the Three and Nine Months Ended September 30, 2007, page 32

6.   It appears that the significant decrease in weighted-average occupancy for Non-comparable properties for the three months ended September 30, 2008 is due to the second quarter 2008 sale of Alexandria Corporate Park. Please revise your disclosure in future filings to clarify the reasons for such variations.

7.   Please tell us and disclose how you consider redevelopment properties in your disclosure of Non-comparable net operating income and Non-comparable properties. It appears that management has excluded some of the properties that are under redevelopment and included others. For example, Interstate Plaza and Ammendale were excluded yet there is no disclosure regarding your classification of Gateway 270 or Enterprise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney, at 202.551.3466 or Karen Garnett, Associate Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief